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SECURITIES AND EXCHANGE COMMISSION
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AUG 3 1 2009

DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35899

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/08 AND ENDING 06/30/09
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pioneer Portfolio Corp

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Reith Street
(No. and Street)

Copiague   NY   11726
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Roy Kirton   631-789-2688
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sands + Co.
(Name – if individual, state last, first, middle name)

83 Fire Island Ave   Babylon   NY   11702
(Address)   (City)   (State) (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
9/11

10

OATH OR AFFIRMATION

I, _Roy Kirton_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Pioneer Portfolio Corp._ , as of _June 30_ , 20_09_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Президент President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

11

PIONEER PORTFOLIO CORPORATION

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED JUNE 30, 2009

AND

AUDITOR'S REPORT

SANDS & CO.

PIONEER PORTFOLIO CORPORATION

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED JUNE 30, 2009

SANDS & CO.
CERTIFIED PUBLIC ACCOUNTANTS
83 FIRE ISLAND AVENUE
BABYLON, NEW YORK 11702

PHONE (631) 539-2927
FAX (631) 539-4326

INDEPENDENT AUDITOR'S REPORT

August 12, 2009

The Board of Directors and Stockholders of
Pioneer Portfolio Corporation

We have audited the accompanying statement of financial condition of Pioneer Portfolio Corporation as of June 30, 2009, and the related statement of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pioneer Portfolio Corporation as of June 30, 2009 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV, and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17A-5 of the Securities and Exchanges Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sands & Co

PIONEER PORTFOLIO CORPORATION
FINANCIAL CONDITION
JUNE 30, 2009

ASSETS

Current assets:
  Cash $ 25,435
  Loan receivable - affiliate   34,065

    Total current assets   59,500

Furniture and fixtures net of
  accumulated depreciation of
  $15,430 - Note 1   -

    Total assets $ 59,500

LIABIITIES & STOCKHOLDERS' EQUITY

Current liabilities:

  Accrued expenses $ -

    Total liabilities   -

Stockholders' equity:
  Common stock - 30 shares authorized,
    and issued   30,000
  Additional paid in capital   1,000
Retained earnings   33,500
                                                     64,500

  Less: Treasury stock, 20 shares at
    cost   5,000

    Total stockholders' equity   59,500

    Total liabilities and
      stockholders' equity $ 59,500

The accompanying Notes to Financial Statements are an
       integral part of the financial statements

2

PIONEER PORTFOLIO CORPORATION
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2009

Revenue:		
Commissions	$	8,186
Miscellaneous Income		335
		8,521
Operating expenses:		
N.A.S.D. fees		1,134
Professional fees		4,020
Rent		1,200
Office and miscellaneous		-
		6,354
Income from operations		2,167
Provision for income tax expense		(3,839)
Net Loss	$	(1,672)

The accompanying Notes to Financial Statements are an
integral part of the financial statements.

PIONEER PORTFOLIO CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2009

Retained earnings - beginning	$ 35,172
Net Loss	(1,672)
Retained earnings - ending	$ 33,500

The accompanying Notes to Financial Statements are an
integral part of the financial statements

PIONEER PORTFOLIO CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2009
INCREASE (DECREASE) IN CASH

Cash flows from operating activities:
  Net Loss $ (1,672)

  (Increase) Decrease in:
    Loans   1,100

  Increase (Decrease) in:
    Accrued expenses   -

  Net cash provided by operating activities   1,100

  Net cash provided by financing activities   -

  Net decrease in cash   (572)

  Cash at beginning of year   26,007

  Cash at end of year $ 25,435

Supplemental disclosures of cash flow information:

Cash paid during the year for:
  Income taxes   -

The accompanying Notes to Financial Statements are an
integral part of the financial statements

5

Note 1. - Nature of the Business and Summary of Significant Accounting Policies

The Company's principal business is that of a registered broker-dealer subject to the rules and regulations of the National Association of Securities Dealers (NASD) and the Securities and Exchange Commission (SEC).

(a)   Income Recognition - Income is recognized at the completion of each brokered transaction.

(b)   Furniture and Fixtures - Furniture and fixtures are stated at cost. Depreciation has been calculated on a straight line basis over a five (5) year useful life.

(c)   Income Taxes - Income tax expense includes federal and state taxes currently payable. This corporation is taxed as a "C" Corporation.

Note 2. - Related Party Transactions

The Company has a related stockholder with Pioneer Services, Inc. a non-registered company. The related party shares office space, on a month to month basis and charges various overhead expenses to the Company.

Note 3. - Income Taxes

The Company's provision for income taxes reflects amounts currently payable to the taxing authorities. There were no transactions that would cause the Company to record deferred income taxes.

The Company, for federal income tax purposes, is considered a member of a controlled group. Pursuant to Internal Revenue Code, the members of this controlled group of corporations consented that the Company's income be apportioned to the lowest tax bracket for the fiscal year ending June 30, 2009.

Note 4. - Regulations

As a registered broker-dealer, Pioneer Portfolio Corporation is subject to the requirements of rule 15C 3 -1 under the Securities Exchange Act of 1934. The basic concept of the rule is liquidity; its object to require a broker-dealer to have at all times sufficient liquid assets to cover its current indebtedness. Specifically, the rule prohibits a broker-dealer from permitting its aggregate indebtedness from exceeding 15 times its net capital. On June 30, 2008, the Company's aggregate indebtedness and net capital, as defined were $0 and $26,007 respectively.

The minimum required net capital for Pioneer Portfolio Corporation is $5,000.

SUPPLEMENTAL INFORMATION

BLANK PAGE

SCHEDULE I

ANNUAL AUDITED FOCUS REPORT

FORM X-17A-5

PART IIA

OMB APPROVAL
OMB Number: 3235-0123
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form
X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)
PART IIA 12

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
    1) Rule 17a-5(a)   16   2) Rule 17a-5(b)   17   3) Rule 17a-11   18
        4) Special request by designated examining authority   19   5) Other   26

NAME OF BROKER-DEALER

Pioneer Portfolio Corp.   13

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

20 Reith Street   20
(No. and Street)

Copiague 21   *NY* 22   *11726* 23
  (City)   (State)   (Zip Code)

SEC FILE NO.
8-35899 14
FIRM I.D. NO.
11-2778039 15
FOR PERIOD BEGINNING (MM/DD/YY)
07/01/08 24
AND ENDING (MM/DD/YY)
06/30/09 25

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roy Kirton   30

(Area Code) — Telephone No.
(631) 789-2688 31
OFFICIAL USE

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

32		33
34		35
36		37
38		39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS?   YES 40   NO 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT   42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the _____ day of _____ 20 ___
Manual signatures of:

1) _____
    Principal Executive Officer or Managing Partner

2) _____
    Principal Financial Officer or Partner

3) _____
    Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

SEC 1696 (02-03) 1 of 16

13

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Sands + Co | 70 |

ADDRESS

83 Fire Island Ave | 71 | *Babylon* | 72 | *NY* | 73 | *11702* | 74 |

Number and Street   City   State   Zip Code

CHECK ONE

[✓] Certified Public Accountant | 75 |

[ ] Public Accountant | 76 |

[ ] Accountant not resident in United States | 77 |
    or any of its possessions

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

14

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER ▼1 *Pioneer Portfolio Corp* **N 3** | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND
CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) *06/30/09* | 99
SEC FILE NO. *8-35899* | 98
Consolidated | | 198
Unconsolidated | X | 199

		Allowable	Non-Allowable	Total	
1.	Cash .... $	200		$ *25,435*	750
2.	Receivables from brokers or dealers:				
	A. Clearance account ▼3	295			
	B. Other	300 $	550		810
3.	Receivable from non-customers	355	600 ▼7		830
4.	Securities and spot commodities owned at market value:				
	A. Exempted securities	418			
	B. Debt securities	419			
	C. Options	420			
	D. Other securities	424			
	E. Spot commodities ▼4	430			850
5.	Securities and/or other investments not readily marketable:				
	A. At cost ▼2 $	130			
	B. At estimated fair value	440	610		860
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:				
	A. Exempted securities $	150			
		460	630		880
	B. Other securities $	160			
7.	Secured demand notes:	470	640		890
	Market value of collateral:				
	A. Exempted securities $	170			
	B. Other securities $	180			
8.	Memberships in exchanges:				
	A. Owned, at market $	190			
	B. Owned, at cost		650		
	C. Contributed for use of the company, at market value ▼6		660		900
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	480	670	*34,065*	910
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	490	680 ▼8		920
11.	Other assets	535	735		930
12.	TOTAL ASSETS ▼5 $	540 $	740 $	*59,500*	940

OMIT PENNIES

SEC 1696 (02-03) 3 of 16

15

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   *Pioneer Portfolio Corp*   as of 06/30/09

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] ▾13	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other ▾10	[1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	[1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] ▾12	[1390] ▾14	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders ▾9 $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ [1230]	$ [1450]	$ [1760]

Ownership Equity

21. Sole Proprietorship			▾15 $	[1770]
22. Partnership (limited partners) ▾11	($ [1020])			[1780]
23. Corporation:				
A. Preferred stock				[1791]
B. Common stock			30,000	[1792]
C. Additional paid-in capital			1,000	[1793]
D. Retained earnings			33,500	[1794]
E. Total			64,500	[1795]
F. Less capital stock in treasury			▾16 (5,000	[1796]
24. TOTAL OWNERSHIP EQUITY			$ 59,500	[1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 59,500	[1810]

OMIT PENNIES

16

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **Pioneer Portfolio Corp**   as of **06/30/09**

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition .... $ **59,500** | 3480
2. Deduct ownership equity not allowable for Net Capital .... 19 (**59,500**) | 3490
3. Total ownership equity qualified for Net Capital .... **59,500** | 3500
4. Add:
   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital .... | 3520
   B. Other (deductions) or allowable credits (List) .... | 3525
5. Total capital and allowable subordinated liabilities .... $ **59,500** | 3530
6. Deductions and/or charges:
   A. Total non-allowable assets from
      Statement of Financial Condition (Notes B and C) ..... ✳ .... 17 $ **34,065** | 3540
   B. Secured demand note delinquency .... | 3590
   C. Commodity futures contracts and spot commodities –
      proprietary capital charges .... | 3600
   D. Other deductions and/or charges .... | 3610   ( ) | 3620
7. Other additions and/or allowable credits (List) .... | 3630
8. Net capital before haircuts on securities positions .... 20 $ **25,435** | 3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):
   A. Contractual securities commitments .... $ | 3660
   B. Subordinated securities borrowings .... | 3670
   C. Trading and investment securities:
      1. Exempted securities .... 18 | 3735
      2. Debt securities .... | 3733
      3. Options .... | 3730
      4. Other securities .... | 3734
   D. Undue Concentration .... | 3650
   E. Other (List) .... | 3736   ( ) | 3740

10. Net Capital .... $ **25,435** | 3750

OMIT PENNIES

✳ This represents a related company transaction.

17

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER _Pioneer Portfolio Corp_   as of _06/30/09_

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19) .... $ _____	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement	
of subsidiaries computed in accordance with Note (A) .... $ _5,000_	3758
13. Net capital requirement (greater of line 11 or 12) .... $ _5,000_	3760
14. Excess net capital (line 10 less 13) .... $ _20,435_	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) .... 22 $ _____	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition .... $ _—0—_	3790

17. Add:
A. Drafts for immediate credit .... 21 $ _____	3800
B. Market value of securities borrowed for which no equivalent value	
is paid or credited .... $ _____	3810
C. Other unrecorded amounts (List) .... $ _____	3820	$ _____	3830
18. Total aggregate indebtedness .... $ _____	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10) .... % _—0—_	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) .... % _—0—_	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3	
prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits .... $ _n/a_	3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of	
subsidiaries computed in accordance with Note (A) .... 23 $ _____	3880
23. Net capital requirement (greater of line 21 or 22) .... $ _____	3760
24. Excess capital (line 10 less 23) .... $ _____	3910
25. Net capital in excess of the greater of:	
A. 5% of combined aggregate debit items or $120,000 .... $ _____	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

18

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Pioneer Portfolio Corp

For the period (MMDDYY) from 070108 `3932` to 063009 `3933`
Number of months included in this statement 12 `3931`

STATEMENT OF INCOME (LOSS)

REVENUE
1. Commissions:
   a. Commissions on transactions in exchange listed equity securities executed on an exchange .... $ _____ `3935`
   b. Commissions on listed option transactions .... 25 _____ `3938`
   c. All other securities commissions .... 8,186 `3939`
   d. Total securities commissions .... _____ `3940`
2. Gains or losses on firm securities trading accounts
   a. From market making in options on a national securities exchange .... _____ `3945`
   b. From all other trading .... _____ `3949`
   c. Total gain (loss) .... _____ `3950`
3. Gains or losses on firm securities investment accounts .... _____ `3952`
4. Profit (loss) from underwriting and selling groups .... 26 _____ `3955`
5. Revenue from sale of investment company shares .... _____ `3970`
6. Commodities revenue .... _____ `3990`
7. Fees for account supervision, investment advisory and administrative services .... _____ `3975`
8. Other revenue .... 335 `3995`
9. Total revenue .... $ 8,521 `4030`

EXPENSES
10. Salaries and other employment costs for general partners and voting stockholder officers .... _____ `4120`
11. Other employee compensation and benefits .... _____ `4115`
12. Commissions paid to other broker-dealers .... _____ `4140`
13. Interest expense .... _____ `4075`
    a. Includes interest on accounts subject to subordination agreements .... _____ `4070`
14. Regulatory fees and expenses .... 4,134 `4195`
15. Other expenses .... 4,220 `4100`
16. Total expenses .... $ 6,354 `4200`

NET INCOME
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16) .... $ 2,167 `4210`
18. Provision for Federal income taxes (for parent only) .... 28 3,839 `4220`
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above .... _____ `4222`
    a. After Federal income taxes of .... _____ `4338`
20. Extraordinary gains (losses) .... _____ `4224`
    a. After Federal income taxes of .... _____ `4239`
21. Cumulative effect of changes in accounting principles .... _____ `4225`
22. Net income (loss) after Federal income taxes and extraordinary items .... $ (1,672) `4230`

MONTHLY INCOME
23. Income (current month only) before provision for Federal income taxes and extraordinary items .... $ 808 `4211`

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Pioneer Portfolio Corp

For the period (MMDDYY) from 070108 to 063009

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period .... $ 35,172 | 4240 |
   A. Net income (loss) .... (1,672) | 4250 |
   B. Additions (Includes non-conforming capital of .... 29 $ _____ | 4262 |) | 4260 |
   C. Deductions (Includes non-conforming capital of .... $ _____ | 4272 |) | 4270 |

2. Balance, end of period (From item 1800) .... $ 33,500 | 4290 |

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period .... 30 $ n/a | 4300 |
   A. Increases .... | 4310 |
   B. Decreases .... | 4320 |

4. Balance, end of period (From item 3520) .... $ _____ | 4330 |

OMIT PENNIES

20

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Pioneer Portfolio Corp	as of 06/30/09

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... [____] [4550]

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... [____] [4560]

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
    Name of clearing firm ▼30 _____ [4335] [____] [4570]

D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... [____] [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
▼31	[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
▼32	[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
▼33	[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
▼34	[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
▼35	[4640]	[4641]	[4642]	[4643]	[4644]	[4645]

Total $ ▼36 _____ [4699]

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

21

ADDITIONAL SUPPLEMENTAL INFORMATION

BLANK PAGE

SANDS & CO.

CERTIFIED PUBLIC ACCOUNTANTS
83 FIRE ISLAND AVENUE
BABYLON, NEW YORK 11702

PHONE (631) 539-2927
FAX (631) 539-4326

August 12, 2009

Pioneer Portfolio Corporation
20 Reith Street
Copiague, NY   11726

      Reference: Reconciliation of any material differences between the Audited Computation of Net Capital and the corresponding Unaudited Part IIA.

                           Report describing any material inadequacies found to exist or found to have existed since date of previous audit.

To The Board of Directors:

Pleased be advised that during the course of our audit engagement there were no material differences between the adjusted net capital requirement per 15C3-1 computation as prepared by Pioneer Portfolio Corporation on its Focus Report for the quarter ended June 30, 2008, and the computation prepared by this accounting firm on the audited annual Focus Report.

Furthermore, no material inadequacies existed in the accounting system, internal accounting control, and procedures for safe-guarding securities of Pioneer Portfolio Corporation for the year ended June 30, 2009.

Sands & Co

24

SANDS & CO.

CERTIFIED PUBLIC ACCOUNTANTS
83 FIRE ISLAND AVENUE
BABYLON, NEW YORK 11702

PHONE (631) 539-2927
FAX (631) 539-4326

SCHEDULE III

August 12, 2009

Pioneer Portfolio Corporation
20 Reith Street
Copiague, NY   11726

Reference: Reconciliation between the audited and
unaudited Statements of Financial
Condition with respect to methods of
consolidation.

To The Board of Directors:

With respect to the above referenced Reconciliation, please be
advised that, as a single reporting entity with no consolidation
with any other entity, there would be no need for the above
referenced procedure.

Sands & Co

SANDS & CO.

CERTIFIED PUBLIC ACCOUNTANTS
83 FIRE ISLAND AVENUE
BABYLON, NEW YORK 11702

PHONE (631) 539-2927
FAX (631) 539-4326

SCHEDULE IV

August 12, 2009

Pioneer Portfolio Corporation
20 Reith Street
Copiague, NY   11726

<u>Reference:</u>   Computation for Determination of Reserve
Requirements pursuant to Rule 15C 3-3

To The Board of Directors:

Please be advised that you are not subject to the Reverse Requirements and the Possession or Control Requirements under Rule 15C 3-3 due to the fact that you do not clear transactions for customers of carry customer accounts.

Sands & Co

SANDS & CO.

CERTIFIED PUBLIC ACCOUNTANTS

83 FIRE ISLAND AVENUE

BABYLON, NEW YORK 11702

PHONE (631) 539-2927

FAX (631) 539-4326

SCHEDULE V

PIONEER PORTFOLIO CORPORATION
COMPUTATION OF NET CAPITAL UNDER 15 C 3 - 1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2009

Cash in bank	$ 25,435
Accounts receivable	-
Total current assets	25,435
Accrued expenses	-
Total current liabilities	-
Adjusted net capital	25,435
Minimum net capital	5,000
Excess net capital	$ 20,435

Sands & Co